Free Writing Prospectus No. G317 filed pursuant to Rule 433 dated March 2, 2022 / Registration Statement No. 333-238458-02

Market-Linked Notes due April 4, 2029

Based on the Value of the S&P 500® Index

The Market-Linked Notes are unsecured notes issued by Credit Suisse AG.

You should read the accompanying preliminary pricing supplement dated March 2, 2022, Underlying Supplement dated June 18, 2020, Product Supplement No. I–G dated February 4, 2022, Prospectus Supplement dated June 18, 2020 and Prospectus dated June 18, 2020 to understand fully the terms of the notes and other considerations that are important in making a decision about investing in the notes.

KEY TERMS
Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its London branch
Underlying:	S&P 500® Index
Principal Amount:	$10 per note
Trade Date:	March 16, 2022
Settlement Date:	March 21, 2022
Valuation Date:	March 29, 2029
Maturity Date:	April 4, 2029
Payment at Maturity:

The Payment at Maturity per $10 principal amount will equal the lesser of (i) the Maximum Payment at Maturity and (ii) an amount calculated as follows:

$10 + Supplemental Redemption Amount

In no event will the Payment at Maturity exceed the Maximum Payment at Maturity or be less than $10 per note regardless of the performance of the Underlying.

Maximum Payment at Maturity:	Expected to be $14.90 per note (149% of the principal amount and to be determined on the Trade Date).
Supplemental Redemption Amount:	$10 x Index Percent Change, provided that the Supplemental Redemption Amount will not be less than $0 or greater than $4.90 per note.
Index Percent Change:	Final Level – Initial Level Initial Level
Initial Level:	The closing level of the Underlying on the Trade Date
Final Level:	The closing level of the Underlying on the Valuation Date
CUSIP / ISIN:	22552J336 / US22552J3361
Pricing Supplement:	https://www.sec.gov/Archives/edgar/data/1053092/000095010 322003767/dp167856_424b2-g317.htm

Credit Suisse currently estimates the value of each $10 principal amount of the notes on the Trade Date will be between $9.25 and $9.65 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the notes (our “internal funding rate”)). This range of estimated values reflects terms that are not yet fixed. A single estimated value reflecting final terms will be determined on the Trade Date. See “Selected Risk Considerations” in the accompanying pricing supplement.

Hypothetical Payment at Maturity*

Index Percent Change	Payment at Maturity	Total Return on Notes
100%	$14.90	49%
75%	$14.90	49%
50%	$14.90	49%
49%	$14.90	49%
40%	$14.00	40%
30%	$13.00	30%
20%	$12.00	20%
10%	$11.00	10%
0%	$10.00	0%
-10%	$10.00	0%
-20%	$10.00	0%
-30%	$10.00	0%
-40%	$10.00	0%
-50%	$10.00	0%
-75%	$10.00	0%
-100%	$10.00	0%
*Assumes a maximum payment at maturity of $14.90.

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the Underlying (including historical information relating to the Underlying), the terms of the notes and certain risks.

About Your Notes

The Market-Linked Notes due April 4, 2029 Based on the Value of the S&P 500® Index, which we refer to as the notes, offer exposure to the positive performance of the Underlying, subject to the Maximum Payment at Maturity, and repayment of principal at maturity, subject to the credit risk of Credit Suisse. In exchange for repayment of principal at maturity, investors forgo any return on their investment that exceeds the Maximum Payment at Maturity, which is expected to be $14.90 per note (to be determined on the Trade Date), regardless of the performance of the Underlying. At maturity, if the Underlying has appreciated in value from the Initial Level to the Final Level, investors will receive the principal amount of their investment plus 100% of the appreciation of the Underlying, subject to the Maximum Payment at Maturity. The payment due at maturity will not be less than $10 per note regardless of the performance of the Underlying.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced.  We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the notes and factors that you should consider before deciding to invest in the notes.  Credit Suisse has filed a registration statement (including preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates.  Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated March 2, 2022, Underlying Supplement dated June 18, 2020, Product Supplement No. I–G dated February 4, 2022, Prospectus Supplement dated June 18, 2020 and Prospectus dated June 18, 2020 to understand fully the terms of the notes and other considerations that are important in making a decision about investing in the notes.  If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

•	Underlying Supplement dated June 18, 2020: https://www.sec.gov/Archives/edgar/data/1053092/000095010320011950/dp130454_424b2-eus.htm

•	Product Supplement No. I–G dated February 4, 2022: https://www.sec.gov/Archives/edgar/data/1053092/000095010322002045/dp166589_424b2-ig.htm

•	Prospectus Supplement and Prospectus dated June 18, 2020: https://www.sec.gov/Archives/edgar/data/1053092/000110465920074474/tm2019510-8_424b2.htm

RISK FACTORS

This section describes the material risks relating to the notes. For a complete list of risk factors, please see the accompanying pricing supplement, any accompanying underlying supplement, product supplement, prospectus and prospectus supplement. Investors should consult their financial and legal advisers as to the risks entailed by an investment in the notes and the appropriateness of the notes in light of their particular circumstances.

The following risk factors are discussed in greater detail in the accompanying preliminary pricing supplement:

Risks Relating to the Notes Generally

•	The notes do not pay interest and may not pay more than the stated principal amount at maturity

•	Regardless of the amount of any payment you receive on the notes, your actual yield may be different in real value terms

•	Limited appreciation potential

•	The notes do not pay interest

•	The probability that the Final Level will be less than the Initial Level will depend on the volatility of the Underlying

•	The amount payable on the notes is not linked to the value of the Underlying at any time other than the Valuation Date

•	The U.S. federal tax consequences of an investment in the notes are unclear

Risks Relating to the Underlying

•	No ownership rights relating to the Underlying

•	No dividend payments or voting rights

•	Adjustments to the Underlying could adversely affect the value of the notes

•	Government regulatory action, including legislative acts and executive orders, could result in material changes to the Underlying and could negatively affect your return on the notes

Risks Relating to the Issuer

•	The notes are subject to the credit risk of Credit Suisse

•	Credit Suisse is subject to Swiss regulation

Risks Relating to Conflicts of Interest

•	Hedging and trading activity

•	Potential conflicts

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

•	Unpredictable economic and market factors will affect the value of the notes

•	The estimated value of the notes on the Trade Date may be less than the Price to Public

•	Effect of interest rate in structuring the notes

•	Secondary market prices

•	Lack of liquidity

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “United States Federal Tax Considerations” concerning the U.S. federal income tax consequences of an investment in the notes, and you should consult your tax adviser.